As filed with the Securities and Exchange Commission on November 29, 2007
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
The Allied Defense Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3483	04-2281015
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182
(703) 847-5268
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
John J. Marcello
President and Chief Executive Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182
(703) 847-5268
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

James E. Baker, Jr., Esq.	Eleazer N. Klein, Esq.
Baxter, Baker, Sidle, Conn & Jones, P.A.	Schulte Roth & Zabel LLP
120 E. Baltimore Street, Suite 2100	919 Third Avenue
Baltimore, Maryland 21202-1643	New York, New York 10022
(410) 230-3800	(212) 756-2000
Approximate date of commencement of proposed sale to the public:
From time to time after the registration statement becomes effective in market transactions at prevailing market prices.
If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to be	Amount to be	Offering Price Per Share	Aggregate Offering	Amount of
Registered	Registered (1)	(2)	Price	Registration Fee
Common Stock, par value $0.10 per share	2,205,876 shares (3)	$5.98	$13,191,138	$404.97
Common Stock, par value $0.10 per share	573,696 shares (4)	$5.98	$3,430,702	$105.32
Common Stock, par value $0.10 per share	349,297 shares (5)	$5.98	$2,088,796	$64.13
Common Stock, par value $0.10 per share	625,774 shares (6)	$5.98	$3,742,129	$114.88
Common Stock, par value $0.10 per share	41,739 Shares (7)	$5.98	$249,599	$7.66
Total	3,796,382 Shares			$696.96

(1)	Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered an indeterminate number of additional shares of common stock as may become offered, issuable or sold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of determining the registration fee based on the average of the high and low prices of the registrant’s Common Stock as reported on the American Stock Exchange on November 23, 2007.

(3)	Shares issuable upon conversion of convertible notes.

(4)	Shares issuable for the payment of interest on the notes for future periods at the discretion of the Company in lieu of cash.

(5)	Shares issuable upon exercise of warrants.

(6)	Reserved shares equal to approximately 20% of the shares required for the conversion and payment of interest on the Notes and exercise of warrants.

(7)	Shares sold in December 2006 to LB I Group Inc., one of the selling shareholders.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion: November                 , 2007
PROSPECTUS
THE ALLIED DEFENSE GROUP, INC.
3,796,382 Shares of Common Stock
     This prospectus relates to the resale, from time to time, of up to 3,796,382 shares of The Allied Defense Group, Inc. common stock issuable to the selling stockholders listed on page 16 of this prospectus. The shares of common stock being offered by the selling stockholders are principally shares which have been issued upon conversion of the convertible notes as well as shares issuable upon conversion of convertible notes and upon exercise of stock purchase warrants. The Allied Defense Group, Inc. will not receive any proceeds from the sale of the shares by the selling stockholders other than payment of the exercise price of the warrants.
     For a description of the plan of distribution of the shares, see page 17 of this prospectus.
     Our common stock is listed on the American Stock Exchange under the symbol “ADG.” On November 23, 2007, the last reported sale price for our common stock was $6.14 per share.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                                           , 2007.

References in this prospectus to “we,” “us” and “our” refer to The Allied Defense Group, Inc. and its subsidiaries. Except for share and per share information and where otherwise indicated, the information in this prospectus is stated in thousands of U.S. dollars or Euros.
You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

PROSPECTUS SUMMARY
This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”
Our Business
We are a strategic portfolio of defense and security businesses, with presence in worldwide markets, offering both government and commercial customers leading edge products and services. We operate in two (2) principal segments:
•	Ammunition and Weapons Effects segment consists of MECAR, located in Belgium, MECAR USA, located in Marshall, Texas, and Titan Dynamics, located in Marshall, Texas. MECAR develops and produces medium caliber, tank, mortar and other ammunition. MECAR USA became operational in late 2005 and pursues contracts from U.S. and foreign governments for ammunition and pyrotechnics devices with a focus on the 105mm market. Titan Dynamics designs, manufactures and sells battlefield effects simulators, minor pyrotechnics and other training devices.

•	Electronic Security segment consists of NS Microwave and Global Microwave Systems, both located in San Diego, California. NS Microwave designs, manufactures, installs and services industrial and law enforcement surveillance products and integrated systems for the law enforcement community, agencies of the Department of Homeland Security and the Department of Defense. Global Microwave Systems designs and manufactures miniature and sub-miniature FM and digital transmitters, receivers, and related equipment for investigative, surveillance, and security applications, and live TV news/sports/entertainment coverage.
The Allied Defense Group, Inc., the parent company, provides management, business development and related services to its subsidiaries and has no operating activities.
Shares Included in this Prospectus
In March 2006, we issued to the selling stockholders $30,000 of senior subordinated convertible notes (“Initial Notes”) with an initial conversion price of $26.46 and warrants exercisable for an initial aggregate of 226,800 shares of common stock at an initial exercise price of $27.68.
In mid-December, 2006, we issued 400,000 shares of our common stock in a private placement transaction (the “2006 Private Offering”). The shares were sold for a cash purchase price of $16.71 per share. As a result of the 2006 Private Offering, the conversion price of the Initial Notes was decreased to $25.85 and the exercise price of the Initial Warrants was decreased to $27.00.
In February and March 2007, we received letters from the selling stockholders asserting events of defaults under the Initial Notes. Once of the selling stockholders filed a lawsuit against us based on such alleged defaults.
On June 19, 2007, we entered into an Amended and Restated Securities Purchase Agreement (the “Amendment Agreement”) with the selling stockholders whereby we exchanged the Initial Notes in the principal amount of $30,000 and $1,204 of unpaid and accrued interest and penalties for Senior Secured Convertible Notes (the “Amended Notes”) in the principal amount of $27,204 and 1,288,000 shares of our common stock (“Exchange Transaction”). In addition, the Amendment Agreement provided for the issuance of an additional $15,376 of Senior Secured Convertible Notes (the “New Notes”) in two phases. On June 26, 2007, we closed on the first phase of the financing and we issued $5,376 of New Notes (“First Closing”). On July 19, 2007, we closed on the second phase of financing and we issued an additional $10,000 of New Notes (“Second Closing”). Pursuant to the Amendment Agreement, each selling stockholder agreed to withdraw the alleged events of default and the lawsuit was dismissed.
The Amended Notes and the New Notes are collectively referred to herein as the “Notes”. The Notes are convertible into shares of the Company’s Common Stock at the price of $9.35 per share.
The Amendment Agreement also resulted in the Initial Warrants being revised to provide for issuance of up to 349,297 shares with an exercise price of $17.97 per share (the “Warrants”).

The majority of the shares the Company seeks to register in this Form S-3 consists of shares issued or issuable in conjunction with the Amendment Agreement.
By the filing of this prospectus, we are registering up to 3,796,382 shares of our common stock for resale by the selling stockholders, as follows:
•     2,205,876 shares to provide for the conversion of the Notes.
•     573,696 shares for the payment of interest in the Company’s stock in future periods at the discretion of the Company in lieu of cash.
•     349,297 shares to provide for the exercise of warrants that are exercisable at $17.97.
•     625,774 shares set aside as a reserve that is equal to approximately 20% of the shares required for the conversion and payment of interest on the Notes and exercise of warrants.
•     41,739 shares sold to one of the selling stockholders in the 2006 Private Offering
Corporate Information
Our principal executive offices are located at 8000 Towers Crescent Drive, Suite 260, Vienna, Virginia 22182. Our telephone number is (703) 847-5268. Our website address is www.allieddefensegroup.com. The information on, or that can be accessed through, our website is not part of this prospectus.
RISK FACTORS
If any of the following risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment. Except for share and per share information and where otherwise indicated, the information in this prospectus is stated in thousands.
WE MAY NOT BE ABLE TO TIMELY REPAY OUR OUTSTANDING INDEBTEDNESS.
          In June and July 2007, we issued $42,580 of Notes and 1,288,000 shares of common stock in exchange for $30,000 of Notes that were previously issued in March 2006, $1,204 of unpaid accrued interest and penalties, and $15,376 of new funds. The Notes mature on June 26, 2010 and are subject to the right of the purchasers to demand payment eighteen months after the closing, or December 26, 2008 for the notes issued on June 26, 2007 or January 19, 2009 for the notes issued on July 19, 2007. On October 4 and 9, 2007, the Company redeemed $19,949 of the Notes using proceeds received from the sale of The VSK Group. Also, on October 2 and 10, 2007, two of the purchasers elected to convert a portion of their respective Notes into shares of the Company’s common stock. On those dates, $264 and $1,144 of the Notes were converted into 28,200 and 122,300 shares of the Company’s common stock. As of October 15, 2007, the outstanding balance of the Notes was $20,357 as compared to $41,713 at September 30, 2007.
          Our ability to repay these Notes is dependent on improved operations and profitability and possible future divestitures of operating units. We may not be able to repay these obligations in a timely manner.
          In addition, we have been in default of the loan covenants with MECAR’s credit facility at September 30, 2007 and December 31, 2006 due to a violation of financial performance covenants. MECAR’s banking group has been working to restructure the terms of the facility as MECAR has been reorganizing its business to return to profitability although at several times in the past months, MECAR’s funds have been frozen by the bankgroup as MECAR plans for its operational turnaround. MECAR, based on substantial orders received in July 2007, will require working capital funding in excess of the line of credit provided by the facility. MECAR is expecting over the next several weeks to receive local Belgian government-backed financing of an additional 6,000 Euros for a working capital line of credit facility and effective July 1, 2007 a local Belgian government-backed credit to provide for up to 50% of MECAR’s credit requirements relative to performance bonds and advance payment guarantees, to reduce the exposure of the existing bank group. If we are not successful in obtaining this financing, we will look to other potential lenders thereby potentially delaying performance on the contract.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS HAVE ISSUED A “GOING CONCERN” OPINION RAISING DOUBT ABOUT OUR FINANCIAL VIABILITY.
As a result of our continuing losses and negative cash flows, our independent registered public accounting firm, BDO Seidman, LLP, issued a “going concern” opinion in connection with their audit of our financial statements for the year ended December 31, 2006. This opinion expressed substantial doubt as to our ability to continue as a going concern. The going concern opinion could have an adverse impact on our ability to execute our business plan, result in the reluctance on the part of certain suppliers to do business with us, result in the inability to obtain new business due to potential customers’ concern about our ability to deliver products or services, or adversely affect our ability to raise additional debt or equity capital.
WE HAVE LIQUIDITY ISSUES.
Even though on July 19, 2007 we received significant new orders from our key customer, The Kingdom of Saudi Arabia, we still may not be able to sufficiently trim expenses at MECAR to ensure a cash breakeven operation in 2007; we may not obtain the increase in MECAR’s bank facility needed to perform the contract; and we may have to continue to fund operations at operating units projected to be cash neutral to positive in 2007, if their anticipated revenues do not materialize. Should any significant combination of these risks materialize, we could deplete our cash reserves in 2008.
WE MAY NEED TO RAISE ADDITIONAL CAPITAL ON TERMS UNFAVORABLE TO OUR STOCKHOLDERS.
In view of our liquidity issues, we may need to raise additional capital. Based on our current level of operations, we believe that our cash flow from operations, together with amounts provided through various banking agreements; the sale of shares in December 2006; and potential proceeds from a sale of one or more of its subsidiaries will be adequate to meet our anticipated operating, capital expenditure and debt service requirements for the foreseeable future. If our Notes become callable and/or if MECAR’s bank group refuses to continue to waive MECAR’s failure to meet the credit facility’s financial covenants and the amount owed to MECAR’s banks become callable, we will not have the cash to pay these obligations and we would have to look to alternative financing sources to pay these obligations. However, we neither have complete control over the timing and awarding of future contracts nor our future performance because they are subject to economic, political, financial, competitive, regulatory and other factors affecting the defense and security industries. Such financings could also be required to support our traditional and recently acquired operating units. There is no assurance that we will be able to obtain such financings to support our existing businesses or we may only be able to obtain such capital on terms unfavorable to our stockholders.
OUR FINANCIAL RESULTS CONTINUE TO BE LARGELY INFLUENCED BY THE RESULTS OF MECAR.
MECAR continues to provide the principal portion of our revenues. In 2006, 2005 and 2004, MECAR contributed 51%, 60%, and 64%, respectively, of our annual revenue. MECAR’s revenues represent 48% of the total revenues from continuing operations for the nine months ended September 30, 2007. Accordingly, our consolidated financial results are heavily dependent upon one of our subsidiaries. Further, MECAR historically had intermittent periods of poor financial performance, which results from significant fixed costs and the timing of sales contracts which may adversely affect our consolidated business, financial condition or results of operations.
AT MECAR, OUR REVENUE CONTINUES TO BE CONCENTRATED AMONG A SMALL NUMBER OF CUSTOMERS.
A significant percentage of our revenue is concentrated among a relatively small number of end-user customers. During the last five fiscal years, the Kingdom of Saudi Arabia and the U.S. Army, via direct sales and Foreign Military Sales (FMS), have provided the majority of our revenues. The loss of such a significant customer or a substantial decrease in sales to such a customer would have a material adverse effect on our revenue and operating results. Additionally, there may be significant gaps in time periods between receipt of significant contracts from these customers which may cause substantial swings in our operating results.
MECAR DEPENDS UPON AN INDEPENDENT DISTRIBUTOR FOR THE SALE OF PRODUCTS AND ANY DISRUPTION IN THIS RELATIONSHIP COULD ADVERSELY AFFECT US.
MECAR currently sells and supports its products to its largest customer through an independent distributor. Any disruption or termination of this distributor relationship could negatively impact our operations.

WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS AND OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME.
We generally do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly, while we have served our principal customers for many years, our customers can cease purchasing our products at any time without penalty.
OUR MARKETS FOR AMMUNITION SALES ARE LIMITED BY THE AVAILABILITY OF BELGIAN EXPORT LICENSES.
Belgian law requires that MECAR obtain a government-issued export license to ship its ammunition (products to other countries for each order it receives. From time to time, MECAR has been forced to decline an order from a customer due to refusal of the government to issue the export license. Such refusals have been based on actual or perceived deficiencies of the recipient country’s government or for other reasons. For example, MECAR has been denied export licenses for potential sales to Columbia due to Belgian government concern with the Columbian government. In addition, MECAR has been advised by the Belgian government that Ecuador would probably not be entitled to an export license. The denial of export licenses changes from time to time. Failure to obtain export licenses for sales to MECAR’s traditional customer base would adversely affect our operations and financial results.
OUR SUPPLIERS HAVE FROM TIME TO TIME BEEN LATE IN DELIVERY OF KEY SUPPLIES WHICH HAS DELAYED OUR PRODUCTION AND HAD A NEGATIVE IMPACT ON OUR FINANCIAL RESULTS.
MECAR’s operations are dependent on the ability of certain suppliers to deliver supplies on a timely basis. From time to time, MECAR has experienced substantial delays in receipt of needed supplies which has caused delays in MECAR’s production activities. Given our recent liquidity crisis, MECAR was forced to delay payments to its suppliers and this has and may likely continue to result in future delays in receipt of necessary supplies. If MECAR experiences any significant delays in receipt of necessary supplies and raw materials, MECAR’s production could be delayed which could adversely affect our financial results.
FIRES OR EXPLOSIVE INCIDENTS MAY DISRUPT OUR AMMUNITION & WEAPONS EFFECTS BUSINESS.
MECAR’s products frequently involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time, this manufacturing and/or handling has resulted in incidents that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for workplace injuries. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have an adverse effect on our business, financial condition or results of operations.
MECAR’S UNION WORKFORCE COULD ADVERSELY AFFECT OUR BUSINESS.
MECAR’s employees are unionized. The union employees are subject to a national collective bargaining agreement that allows for influence on remuneration issues and employee policies. Our inability to negotiate acceptable terms with the unions could result in strikes or work stoppages or increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labor costs, either of which could adversely affect our business, financial condition or results of operations.
WE MAY EXPERIENCE PRODUCT FAILURES, SCHEDULE DELAYS OR OTHER PROBLEMS WITH EXISTING OR NEW PRODUCTS AND SYSTEMS, ANY OF WHICH COULD ADVERSELY IMPACT OUR BUSINESS.
We may experience product and service failures, schedule delays and other problems in connection with the manufacture or delivery of our products. In addition to any costs resulting from product warranties, contract performance or required remedial action, these failures may result in increased costs or loss of revenues due to postponement of subsequently scheduled product and service deliveries. Performance penalties could also be imposed should we fail to meet delivery schedules or other measures of contract performance. These factors could have an adverse effect on our business, financial condition, or results of operations.
NEWLY FORMED SUBSIDIARIES AND RECENTLY ACQUIRED SUBSIDIARIES MAY NOT PERFORM AS EXPECTED.
MECAR USA was formed in late 2005 to acquire munitions contracts in the United States and to serve as an extended production facility for MECAR. Risks include the inability of MECAR USA to negotiate or win contracts in the United States, an unwillingness by potential customers to contract with a newly formed company, and/or the inability to generate enough revenue to cover operating costs over the long-term. Nor are there any guarantees that MECAR will be able to forward new or existing orders for fulfillment at MECAR USA. Thus, our substantial investment in MECAR USA may prove unproductive to the detriment of our financial condition or results of operations.

In November 2005, the Company acquired GMS to expand its market presence in the ES segment. Prior to the acquisition, GMS was a closely held, small private successful business with a niche product. Although the Company believes GMS’s products and customer base are important to growing in the ES segment, GMS as an integrated unit in the Company’s ES segment may fail to provide revenue growth to the Company and the investment in GMS may prove unproductive to the detriment of our financial condition or results of operations.
PRODUCTS WE MANUFACTURE MAY CONTAIN DESIGN OR MANUFACTURING DEFECTS THAT COULD RESULT IN REDUCED DEMAND FOR OUR PRODUCTS AND LIABILITY CLAIMS AGAINST US.
Despite our quality control and quality assurance efforts, defects may occur in the products we manufacture due to design or manufacturing errors or component failure. Product defects may result in delayed shipments and reduced demand for our products. We may be subject to increased costs due to warranty claims on defective products. Product defects may result in product liability claims against us where defects cause, or are alleged to cause, property damage, bodily injury or death. We may be required to participate in a recall involving products which are, or are alleged to be, defective. We carry insurance for certain legal matters involving product liability, however, we do not have coverage for all costs related to product defects and the costs of such claims, including costs of defense and settlement, may exceed our available coverage.
LARGE CONTRACT ORDERS MAY NOT BE FULFILLED.
Due in part to a substantial Battlefield Effect Simulator (BES) contract award received in 2005, we expect that Titan will need to grow substantially to fulfill contract demands. Such expected large orders may not be performed on a profitable basis as Titan ramps up to meet the expected demand due to an inability to find key engineering personnel, enough production workers, supplier disruptions, etc. This may adversely affect our financial condition or results of operations.
WE ARE NOT ABLE TO GUARANTEE THAT CONTRACT ORDERS INCLUDED IN OUR ESTIMATED BACKLOG WILL RESULT IN ACTUAL REVENUES IN ANY PARTICULAR FISCAL PERIOD OR THAT THE ACTUAL REVENUES FROM SUCH CONTRACTS WILL EQUAL OUR ESTIMATED BACKLOG.
There can be no assurance that any contracts included in our backlog presented with our financial results reported on Forms 10-Q and Form 10-K will result in actual revenues in any particular period or that the actual revenues from such contracts will equal our estimated backlog. Further, there can be no assurance that any contract included in our estimated backlog that generates revenue will be profitable. Failure to convert reported backlog into profitable results of operations may adversely affect our financial condition or results of operations.
OUR BUSINESS IS SUBJECT TO MANY FACTORS THAT COULD CAUSE OUR QUARTERLY OR ANNUAL OPERATING RESULTS TO FLUCTUATE AND OUR STOCK PRICE TO BE VOLATILE.
Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of the investor community, the trading price of our common stock could significantly decline. Some of the factors that could affect our quarterly or annual operating results include:
•	the timing and amount of, or cancellation or rescheduling of, orders for our products;

•	our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions, announcements and new product introductions;

•	our ability to achieve cost reductions;

•	our ability to obtain and maintain financing for our operations;

•	our ability to achieve and maintain production volumes and quality levels for our products;

•	the volume of products sold and the mix of distribution channels through which they are sold;

•	the loss of any one of our major customers or a significant reduction in orders from those customers; and

•	increased competition, particularly from larger, better capitalized competitors.
Due to these and other factors, quarterly or annual revenue, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

BECAUSE WE SELL SOME OF OUR PRODUCTS IN COUNTRIES OTHER THAN THE UNITED STATES, WE MAY BE SUBJECT TO POLITICAL, ECONOMIC, AND OTHER CONDITIONS THAT COULD RESULT IN REDUCED SALES OF OUR PRODUCTS AND WHICH COULD ADVERSELY AFFECT OUR BUSINESS.
Sales to customers outside the U.S. has historically accounted for the vast majority of our revenue. Accordingly, we are subject to political, economic and other conditions affecting countries or jurisdictions other than the U.S., including the Middle East, Europe and Asia. Any interruption or curtailment of trade between the countries in which we operate and their present trading partners, change in exchange rates, significant shift in trade policies or a significant downturn in the political, economic or financial condition of these countries could cause demand for and sales of our products to decrease, cause disruption of our supply channels or otherwise disrupt our operations, cause our costs of doing business to increase, or subject us to increased regulation including future import and export restrictions, any of which could adversely affect our business.
OUR INTELLECTUAL PROPERTY IS IMPORTANT TO US AND WE RISK LOSS OF A VALUABLE ASSET IF WE CANNOT ADEQUATELY PROTECT IT.
We rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual obligations to protect our technology. We cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. In addition, the legal systems of many foreign countries do not protect intellectual property rights to the same extent as the legal system of the United States. If we are unable to adequately protect our proprietary information and technology, our business, financial condition and results of operations could be materially adversely affected.
WE ARE DEPENDENT UPON KEY PERSONNEL WHO WOULD BE DIFFICULT TO REPLACE AND WHOSE LOSS COULD IMPEDE OUR DEVELOPMENT.
We are highly dependent on key personnel to manage our businesses, and their knowledge of business, management skills and technical expertise would be difficult to replace. The loss of key employees could limit or delay our ability to develop new products and adapt existing products to our customers’ evolving requirements and would also result in lost sales and diversion of management resources. Because of competition for additional qualified personnel, we may not be able to recruit or retain necessary personnel, which could impede development or sales of our products. Our growth depends on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales and marketing personnel in our industry. If we are unable to retain our existing key personnel, or attract and retain additional qualified personnel, we may, from time to time, experience inadequate levels of staffing to develop and market our products and perform services for our customers.
OUR BUSINESS COULD BE ADVERSELY AFFECTED BY SIGNIFICANT CHANGES IN THE CONTRACTING OR FISCAL POLICIES OF THE U.S. FEDERAL GOVERNMENT.
We have begun to derive substantial revenues from contracts with the U.S. federal government and we believe that the success and development of our business will continue to depend on our successful participation in U.S. federal government contract programs. Accordingly, changes in U.S. federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our U.S. federal government contracting business are:
•	budgetary constraints affecting U.S. federal government spending generally, or specific departments or agencies in particular (we are particularly dependent upon the Department of Homeland Security) and changes in fiscal policies or available funding;

•	the adoption of new laws or regulations;

•	technological developments;

•	U.S. federal governmental shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment officers due to problems with, or upgrades to, government information systems, or for other reasons;

•	competition and consolidation in the relevant industries; and

•	general economic conditions.
These or other factors could cause U.S. federal governmental agencies to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results.

Our government contracts may be terminated at any time prior to their completion, and if we do not replace them, our operating results may be harmed.
We derive revenues from government contracts that typically are awarded through competitive processes and span one or more base years and one or more option years. Government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. A decision not to exercise option periods or to terminate contracts would reduce the profitability of these contracts to us.
Upon contract expiration, if the customer requires further services of the type provided by the contract, there is frequently a competitive re-bidding process and there can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. The unexpected termination of one or more of our significant contracts could result in significant revenue shortfalls the imposition of fines or damages or our suspension or debarment from bidding on additional contracts could harm operating results for those periods.
Most government contract awards are subject to protest by competitors. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.
OUR FIXED-PRICE CONTRACTS MAY NOT BE PROFITABLE.
We provide many of our products and services through fixed-price contracts. In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately, anticipate foreign currency fluctuations with regard to revenue or the purchase of materials for contracts not in a subsidiary’s functional currency, or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss.
ACQUISITIONS MAY HAVE ADVERSE CONSEQUENCES FOR OUR BUSINESS.
In late 2001 and during 2002, we completed the acquisitions of NSM and Titan. In 2005, we acquired Global Microwave Systems. The acquisitions that we have completed and which we may complete in the future could result in the following, any of which could seriously harm our results of operations or the price of our stock: (i) issuances of equity securities that would dilute the percentage ownership of our current stockholders; (ii) large one-time write-offs or a series of operating losses; (iii) the incurrence of debt and contingent liabilities; (iv) difficulties in the assimilation and integration of the acquired companies; (v) diversion of management’s attention from other business concerns; (vi) contractual disputes; (vii) risks of entering geographic and business markets in which we have no or only limited prior experience; and (viii) potential loss of key employees of acquired organizations.
WE MAY BE SUBJECT TO CERTAIN LIABILITIES ASSUMED IN CONNECTION WITH OUR ACQUISITIONS THAT COULD HARM OUR OPERATING RESULTS.
We conduct due diligence in connection with each of our acquisitions. In connection with any of our acquisitions, there may be liabilities that we fail to discover or that we improperly assess in our due diligence efforts. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. federal government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could harm our operating results.
WE HAVE DEMANDS ON OUR CASH RESOURCES IN ADDITION TO INTEREST AND PRINCIPAL PAYMENTS ON OUR DEBT, INCLUDING, AMONG OTHERS, OPERATING EXPENSES. OUR LEVEL OF INDEBTEDNESS AND THESE SIGNIFICANT DEMANDS ON OUR CASH RESOURCES COULD:
•	make it more difficult for us to satisfy our obligations,

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes,

•	limit our flexibility in planning for, or reacting to, changes in our lines of business,

•	place us at a competitive disadvantage compared to competitors that have lower debt service obligations and significantly greater operating and financing flexibility,

•	limit, along with the financial and other restrictive covenants applicable to our indebtedness, among other things, our ability to borrow additional funds,

•	increase our vulnerability to general adverse economic and industry conditions, and

•	result in an event of default upon a failure to comply with financial covenants contained in any existing credit facilities which, if not cured or waived, could have a material adverse effect on our business, financial condition, or results of operations.

SHOULD ANY SIGNIFICANT COMBINATION OF THESE RISKS MATERIALIZE, WE COULD DEPLETE OUR CASH RESERVES IN 2008.
Our ability to pay interest on and repay our long-term debt and to satisfy our other liabilities will depend upon future operating performance and our ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond our control.
OUR OPERATIONS MAY BE INSUFFICIENT TO PAY FOR OUR INCREASED OVERHEAD.
We have experienced increased overhead costs and our overhead costs could further increase. There can be no assurance that our operating units will generate sufficient excess cash flow to support these increased overhead costs.
WE MAY NOT BE ABLE TO CONTINUE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE DEFENSE AND SECURITY SECTORS AGAINST COMPETITORS WITH GREATER RESOURCES.
The defense and security industries are highly competitive. We face substantial competition throughout the world. We believe that to remain competitive, we will require significant financial resources in order to develop new products, offer a broader range of products and invest in research and development. Many of our existing and potential competitors have substantially greater financial resources, more extensive engineering, manufacturing, marketing, customer service capabilities and greater name recognition. We expect our competitors to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved performance characteristics.
OUR EMPLOYEES MAY ENGAGE IN IMPROPER ACTIVITIES WITH ADVERSE CONSEQUENCES TO OUR BUSINESS.
As with other government and other contractors, we are faced with the possibility that our employees may engage in misconduct, fraud or other improper activities that may have adverse consequences to our prospects and results of operations. Misconduct by employees could include failures to comply with U.S. federal government regulations, violation of requirements concerning the protection of classified information, improper labor and cost charging to contracts and misappropriation of government or third party property and information. The occurrence of any such employee activities could result in our suspension or debarment from contracting with the U.S. federal government, as well as, the imposition of fines and penalties which would cause material harm to our business.
IF WE CANNOT OBTAIN THE NECESSARY SECURITY CLEARANCES, WE MAY NOT BE ABLE TO PERFORM CLASSIFIED WORK FOR THE U.S. GOVERNMENT AND OUR REVENUES MAY SUFFER.
Certain U.S. government contracts require our facilities and some of our employees, to maintain security clearances. If we lose or are unable to obtain required security clearances, the client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could seriously harm our operating results.
CURRENCY FLUCTUATIONS, ESPECIALLY IN THE EUROPEAN EURO, MAY SIGNIFICANTLY AFFECT OUR RESULTS OF OPERATIONS.
The exchange rates for local currencies in countries where we operate may fluctuate in relation to the U.S. Dollar. In recent years, this has allowed us to report increased earnings in U.S. Dollars but a future strengthening of the U.S. Dollar versus the Euro would result in decreased reported earnings which would have a negative effect on our stock price.

SINCE WE DO NOT INTEND TO DECLARE DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE, THE RETURN ON YOUR INVESTMENT WILL DEPEND UPON APPRECIATION OF THE MARKET PRICE OF YOUR SHARES.
We have never paid any cash dividends on our common stock. Our board of directors does not currently intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations and for expansion of our portfolio of defense and security businesses. As a result, the return on your investment will depend upon any appreciation in the market price of our common stock.
THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE.
The price of our common stock is volatile. From January 1, 2006 to November 23, 2007, the closing price of our common stock has ranged from a high of $23.45 to a low of $3.75. The volatile fluctuations of the market price are based on (1) the number of shares we may be required to issue in the future, compared to the market demand for our shares; (2) our performance and meeting expectations of our performance, including the development and commercialization of our products and proposed products; (3) market conditions for companies in the small capitalization sectors; and (4) general economic and market conditions.
STOCKHOLDERS WILL EXPERIENCE SIGNIFICANT DILUTION FROM OUR SALE OF CONVERTIBLE NOTES, WARRANTS AND STOCK.
The terms of the refinancing transaction (“Exchange Transaction”) that the Company completed in June and July 2007 could cause significant dilution to our shareholders in addition to the dilution caused by the issuance of the 41,739 shares issued in the 2006 Private Offering. The Exchange Transaction provided for the issuance of 1,288,000 shares of the Company’s common stock in addition to the issuance of $42,580 of notes. During 2007 with the proceeds from the sales of the Company’s SeaSpace and VSK Group subsidiaries, the Company repaid $20,816 of the Notes. In addition in October 2007, $1,407 of notes was converted resulting in an issuance of 150,500 shares. As a result of these transactions, $20,357 of outstanding notes remain which are convertible into the Company’s common stock at $9.35 per share. In addition, the notes provide for the payment of interest at the rate of 8.95% per annum in cash or stock at the Company’s option.
Additional shares of our common stock could be issued under the Exchange Transaction from (i) conversion of the Notes; (ii) payment of interest on the Notes; and/or (iii) exercise of the warrants. A maximum of 3,754,643 additional shares of the common stock could be issued as follows:
•	2,205,876 shares to provide for the conversion of the Notes.

•	573,696 shares for the payment of interest in the Company’s stock in future periods at the discretion of the Company in lieu of cash.

•	349,297 shares to provide for the exercise of warrants that are exercisable at $17.97.

•	625,774 shares set aside as a reserve that is equal to approximately 20% of the shares required for the conversion and payment of interest on the Notes and exercise of warrants.
Based on the terms of our agreement, both the notes and warrants are subject to anti-dilution provisions and can potentially become more dilutive to the Company.
THE PRICE OF OUR SHARES MAY BE ADVERSELY AFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE SALE.
All outstanding shares of our common stock are freely transferable or transferable under Rule 144. A significant number of additional shares may be issued upon conversion of the notes and exercise of the warrants. Sales of large amounts of common stock in the public market could materially adversely affect the share price. Such sales also may inhibit our ability to obtain future equity related financing on acceptable terms.
The Company is filing a registration statement to register the shares of common stock issued and issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and warrants. Upon the effective date of the registration statement, the holders of the convertible notes may sell all or a portion of the shares of common stock they receive by conversion of the notes and warrants directly in the market or through one or more underwriters, broker-dealers or agents. The number of shares the selling shareholders may resell is limited by the number of shares being registered in this registration statement, as provided on the cover page of this prospectus, although based on the terms of the agreement, the selling shareholders may receive shares of common stock in excess of those being registered in this registration statement. The size of the Company’s market “float” (shares held by non-affiliates of the Company) is approximately 5,500,000. Consequently, in relation to the size of the “float,” a large number of shares of common stock would be available for resale by the note holders upon effectiveness of the registration statement, which could depress the market price of the Company’s common stock.

WE MAY NOT BE ABLE TO REGISTER SHARES UNDERLYING THE SENIOR SECURED CONVERTIBLE NOTES WITHIN THE REQUIRED TIME FRAME
In connection with the Amendment Agreement, the Company also entered into an Amended and Restated Registration Rights Agreement which requires the Company to have an effective registration statement with the SEC for the resale of the common stock underlying the convertible notes within 365 days of initial closing of the Amendment Agreement or June 26, 2008, (the “Effectiveness Deadline”). If we fail to have the registration statement declared effective by the SEC within 60 days after the Effectiveness Deadline, we could have an event of default under the terms of the notes which could lead to cash penalties. Maximum cash penalties, assuming an event of default, could include the right to demand redemption of the outstanding principal plus a redemption premium of 25% of the outstanding principal and all unpaid interest. In addition, the interest rate would increase from 8.95% to 12.5% for the duration of the Notes and the Company would be subject to interest penalties of 1% of the outstanding principal per month until the registration statement is declared effective.
WE MAY FAIL TO MEET OUR DEBT COVENANTS
According to the terms of the Amendment Agreement, the Company is subject to new covenants including a quarterly EBITDA and minimum cash balance requirement at September 30, 2007 and quarterly Net Debt to EBITDA requirements for subsequent quarters thereafter, as defined; restrictions on incurring new indebtednesses; and a requirement to announce operating results within a stated timeframe. The Company’s inability to meet these covenants could lead to an event of default.
BECAUSE OF THE RIGHTS AGREEMENT AND “ANTI-TAKEOVER” PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS, A THIRD PARTY MAY BE DISCOURAGED FROM MAKING A TAKEOVER OFFER WHICH COULD BE BENEFICIAL TO OUR STOCKHOLDERS.
On June 6, 2001, we adopted a revised shareholder rights plan. In June 2006 and November 2006, the Board of Directors modified the Company’s shareholder rights plan to increase the “acquiring person” threshold from 15% to 25%. The effect of this rights plan and of certain provisions of our Amended and restated Certificate of Incorporation, Amended and restated By-Laws, and the anti-takeover provisions of the Delaware General Corporation Law, could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.
BECAUSE OF LIKELY FLUCTUATIONS IN THE PRICE OF OUR STOCK, WE MAY BE SUBJECT TO CLASS ACTION LITIGATION THAT COULD DISTRACT MANAGEMENT AND RESULT IN SUBSTANTIAL COSTS.
In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our operations and sales of our products, which would have a negative impact on our financial condition and results of operations.
AS OF DECEMBER 31, 2006, ALLIED HAD MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS, AND ITS INTERNAL CONTROL OVER FINANCIAL REPORTING WAS NOT EFFECTIVE AS OF THAT DATE. IF ALLIED FAILS TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, IT MAY NOT BE ABLE TO PROVIDE TIMELY AND ACCURATE FINANCIAL STATEMENTS. IN JANUARY 2007, THE COMPANY FOUND AN ERROR IN THE FINANCIAL RESULTS FOR SEPTEMBER 30, 2006 AND THE COMPANY HAD TO RESTATE RESULTS FOR THAT PERIOD.
As more fully described in Item 9A of our 2006 consolidated financial statements which are incorporated herein by reference, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. As a result of management’s assessment, management has concluded that, as of December 31, 2006, Allied did not maintain effective internal control over financial reporting.

The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.
We have identified two material weaknesses in our internal control over financial reporting:
The first material weakness concerned accounting for contract costs at our Belgian subsidiary MECAR SA. The Company did not maintain an accurate contract accounting cost ledger. During the fourth quarter of 2006, we implemented a new integrated software package to assist us in accounting for contracts at our subsidiary. The initial implementation of this new contract accounting system was incorporated in the results reported for the third quarter of 2006. Later in the year, as we improved our contract accounting process and completed our year end closing process, the results for the third quarter were deemed to have included a material error with regard to inventory balances. Accordingly, the Company restated the financial results for the quarter ended September 30, 2006. Since the initial implementation in the later part of 2006, the Company has identified and implemented processes to improve the accuracy and timeliness of the information and the processing of transactions. The Company is continuing to monitor these transactions to ensure that they are properly recorded. We believe this material weakness will be fully remediated with the implementation of the above mentioned process improvements in 2007.
The second material weakness relates to the Company’s inadequate financial reporting processes. The Company’s recent restatements as well as the Company’s general consolidation and reporting processes were not adequate to meet the needs of the public reporting requirements during 2006. In 2006, the Company increased staffing and made key finance and management resource changes at MECAR and the Corporate headquarters. Some of these changes were put in place in the second half of 2006 and as such, full remediation was not achieved by the year end. In addition, the Company has had turnover in the financial organization in early 2007. The Company is continuing to increase staffing and develop formal financial reporting processes and is working to complete remediation in 2007.
The continued implementation of the initiatives described above is among our highest priorities. In 2005, the Company reported six material weaknesses and through extensive effort the Company has been able to limit the weaknesses to the two reported above for 2006. We are committed to eliminating these two weaknesses in 2007. There is no assurance that we will eliminate these weaknesses or in the future identify additional material weaknesses or significant deficiencies in our internal control over financial reporting. The reporting of these weaknesses could limit our ability to obtain financing, harm our reputation, disrupt our ability to process key components of our results of operations and financial condition timely and accurately and cause us to fail to meet our reporting obligations under SEC rules and our various debt arrangements. Further, if our internal controls over financial reporting are ineffective, we could materially misstate our financial results which could result in a future restatement of our financial statements.
On March 23, 2007, the staff of the Division of Enforcement of the United States Securities and Exchange Commission informed us that the staff was conducting an inquiry to determine whether there have been any violations of the federal securities laws and requested that we voluntarily produce information relating to the Company’s Form 8-K, filed with the Commission on February 9, 2007, which reported certain errors in our financial statements for the three and nine month periods ended September 30, 2006. We complied with the all such requests. On July 26, 2007, the staff informed us of the completion of this inquiry and recommended no enforcement action by the Commission.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including particularly the sections entitled “Prospectus Summary,” “Risk Factors,” contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or similar terms. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the statements we make in our forward-looking statements. These statements are only predictions based on our current expectations and projections about future events, and we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. All proceeds from the sale of the shares will be for the accounts of the selling stockholders. Proceeds, if any, from selling stockholders exercising some or all of the warrants will be used to fund working capital. The warrants have an exercise price of $17.97 per share. All of the warrants contain a cashless exercise option, which permits the holder to surrender a portion of the shares issuable upon exercise of the warrant as payment of the exercise price. To the extent the holder of a warrant elects the cashless exercise option, the cash received by us and the number of shares issued upon exercise of the warrants will be reduced.
DETERMINATION OF OFFERING PRICE
The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.
PRICE RANGE OF COMMON STOCK
Our common stock is quoted on the American Stock Exchange under the symbol “ADG.” The following table shows high and low sale prices per share of our common stock as reported on the American Stock Exchange:

2007	High	Low

Fourth Quarter, as of November 23, 2007	$8.09	$5.73
Third Quarter	$10.43	$3.75
Second Quarter	$10.45	$6.01
First Quarter	$21.00	$7.72

2006	High	Low

Fourth Quarter	$21.30	$13.67
Third Quarter	$21.98	$16.00
Second Quarter	$23.30	$20.77
First Quarter	$23.45	$20.45

2005	High	Low

Fourth Quarter	$23.40	$19.80
Third Quarter	$25.06	$21.50
Second Quarter	$25.80	$20.12
First Quarter	$24.85	$21.55

2004	High	Low

Fourth Quarter	$22.31	$18.56
Third Quarter	$19.66	$17.81
Second Quarter	$21.50	$16.50
First Quarter	$23.97	$18.25
As of November 23, 2007, there were 943 holders of record of our common stock. On November 23, 2007, the last sale price reported on the American Stock Exchange for our common stock was $6.14 per share.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock. In addition until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms, the Company may not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the holders of a majority of the aggregate principal amount of the notes then outstanding. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.
DILUTION
Our net tangible book value as of September 30, 2007 was $26,555 (unaudited) or $3.38 per share of common stock. Net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Our net tangible book value will be impacted by the common stock to be issued upon conversion of the Notes, as well as upon conversion of the Warrants. The amount of dilution will depend on our share price at the time that the Notes are converted. The provisions of the Notes provide that the Company will incur make-whole interest payments if the note holders elect to convert their Notes and the market price on the date of the conversion is less than 140% of the conversion price, which is currently $9.35. The make-whole provision requires the Company to pay interest for the remaining term of the Notes at the prevailing interest rate in effect at the conversion date. In addition, we expect that the Warrants being registered hereunder will not be exercised if the market price of our common stock is less than the exercise price of the Warrants. The following example shows the dilution to new investors at an offering price of $10.50 per share.

	As Reported At	Proforma
	September 30, 2007	September 30, 2007
Tangible Net Book Value	$26,555	$21,534	(2)
Common Shares Outstanding	7,860,581	10,037,757	(1)
Tangible Book value per Common Share	$3.38	$2.15

(1)	Assumes $20,357 of Senior Notes are converted to 2,177,176 shares of common stock and the Company is required to pay make-whole interest from October 1, 2007 to the maturity date of the Notes for a total interest payment of $5,021.

(2)	Assumes make-whole payment of interest of $5,021 is paid in Cash thereby reducing the Tangible Net Book Value of the Company.
SELLING STOCKHOLDERS
The shares of common stock being offered by the selling stockholders consist principally of shares issuable upon conversion or payment of interest of the Notes and exercise of the Warrants. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for participating in the 2007 Financing and the 2006 Financing , and the purchase by LB I Group Inc. of 41,739 shares in our 2006 Private Offering, the selling stockholders have not had any material relationship with us within the past three years.
The table below lists the selling stockholders and information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the Notes and Warrants, as of October 1, 2007, assuming conversion of the Notes and exercise of the Warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.
The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.
In accordance with the terms of a registration rights agreements entered into in connection with the 2007 Financing and 2006 Financing, this prospectus covers the resale of 120% of the number of shares of common stock issuable upon conversion of the Notes, payment of interest on the Notes and exercise of the related Warrants. Because the conversion price of the Notes and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares listed in this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Notes issued in connection with the 2007 Financing, a selling stockholder may not convert the Notes or exercise the Warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the Notes that have not been converted and upon exercise of the Warrants and additional investment rights that have not been exercised. By written election of the selling stockholders, the beneficial ownership of any such selling stockholder can be raised to 9.99% of our then outstanding shares of common stock. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	No. of Shares	Maximum No. of
	Beneficially	Shares to be Sold	No. of Shares
	Owned Prior to	Pursuant to this	Owned After
Name of Selling Stockholder	Offering	Prospectus	Offering
Kings Road Investments Ltd. (1)	1,656,940	1,510,030	146,910
Portside Growth & Opportunity Fund (2)	1,187,582	1,187,582
Castlerigg Master Investments Ltd. (3)	905,771	724,814	180,957
LB I Group Inc. (4)	373,956	373,956
Note: As set forth above, the selling stockholders’ beneficial ownership is currently limited to 4.99% of our then outstanding shares of common stock.

(1)	Kings Road Investments Ltd. (“Kings Road”) is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and/or dispositive power of the securities held by Kings Road. The Investment Mangers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road.

(2)	Portside Growth and Opportunity Fund is not a broker-dealer. The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares offered by Portside Growth and Opportunity Fund through the prospectus and will receive no compensation in connection with sales of shares by Portside through the prospectus. Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. The securities acquired by Portside were acquired in the ordinary course of business and at the time of purchase of the securities to be resold, Portside had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(3)	Sandell Asset Management Corp. (“SAMC”), is the investment manager of Castlerigg Master Investments Ltd. (“Master”). Thomas E. Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments Ltd. The Business Address of each of these entities is as follows: c/o Sandell Asset Management Corp., 40 W. 57th Street, 26th Floor, New York, New York 10019, Tel: 212-603-5700, Fax: 212-603-5710. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which beneficial ownership is described

(4)	LB I Group Inc. is an affiliate of a broker-dealer and has represented to us that it is not acting as an underwriter in this offering, it purchased the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers Inc. is the parent company of LB I Group Inc. Lehman Brothers Holdings Inc., a public reporting company, is the parent company of Lehman Brothers Inc. The address for LB I Group Inc. is c/o Lehman Brothers Inc., 399 Park Avenue, New York, New York 10022.
PLAN OF DISTRIBUTION
We are registering the shares of common stock issuable upon conversion or the payment of interest of the Notes and upon exercise of the Warrants to permit the resale of these shares of common stock by the holders of the Notes and Warrants. We will not receive any of the proceeds from the sales by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
The selling stockholders may pledge or grant a security interest in some or all of the Notes, Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
DESCRIPTION OF CAPITAL STOCK
Common Stock
We have 30,000,000 shares of common stock authorized. As of November 23, 2007, 8,011,081 shares of our common stock were outstanding and held of record by 943 stockholders. In addition, as of November 23, 2007, 3,725,943 shares of our common stock were subject to outstanding convertible debentures, options or warrants.
Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any preferred stock we may issue in the future, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.
Preferred Stock
We have 1,000,000 shares of preferred stock authorized. As of November 23, 2007, none of the shares of our preferred stock were outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series.

Anti-Takeover Provisions
Some provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us.
We are subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly held Delaware corporations. In general, Section 203 prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:
•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding stock not owned by the interested stockholder.
Section 203 defines a “business combination” to include:
•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.
In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.
Our certificate of incorporation and bylaws provide that:
•	our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	our board of directors is authorized to issue preferred stock without stockholder approval;

•	we will indemnify officers and directors against losses that may incur investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.
Transfer Agent and Registrar
Mellon Investor Services, LLC has been appointed as the transfer agent and registrar for our common stock.
American Stock Exchange
Our common stock is listed on the American Stock Exchange under the symbol “ADG.”

LEGAL MATTERS
Baxter, Baker, Sidle, Conn & Jones, P.A., Baltimore, Maryland will pass upon the validity of the common stock offered by this prospectus on behalf of the selling stockholders.
EXPERTS
The consolidated financial statements, financial statement schedules and management’s report on the effectiveness of internal control over financial reporting of The Allied Defense Group Inc. and subsidiaries (the Company) incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as of and for the years ended December 31, 2006 and 2005. The report relating to the consolidated financial statements and financial statement schedules contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Also, the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. The Company’s consolidated financial statements and financial statement schedules are incorporated by reference herein, and are incorporated by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
The consolidated statements of operations, stockholders’ equity and cash flows and schedules for the year ended December 31, 2004 incorporated by reference in this Registration Statement and Prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as stated in their report with respect there to, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
MATERIAL CHANGES
As described above in the “Prospectus Summary”, in June 2007 and in July 2007 we restructured our senior notes. The restructuring is described in our Forms 8-K filed on June 20, 2007, June 28, 2007 and July 24, 2007.
In July, 2007, we sold our wholly-owned subsidiary, SeaSpace Corporation, for approximately $1,650. Pursuant to the terms of the Amendment Agreement, the selling stockholders were offered and agreed to accept $867 in redemption of a portion of the Notes.
In September 2007, we sold our wholly owned subsidiary, the VSK Electronics NV and its subsidiaries for net cash proceeds of approximately $41,932. Pursuant to the terms of the Amendment Agreement, the selling shareholders were offered the opportunity to have us redeem up to $21,949 of the Notes. The selling stockholders elected to take $19,949 of these net proceeds, thereby reducing our debt and the potential number of shares the Company may have to issue upon conversion of the Notes.
On October 1, 2007, at a special meeting of our stockholders, the stockholders approved the issuance of 7,337,000 additional shares of our common stock pursuant to the Notes and the Warrants. We have subsequently applied to and received American Stock Exchange approval for the shares covered by this prospectus.
On October 2, 2007 and October 10, 2007, two of the selling stockholders elected to convert a portion of their respective Notes into shares of our common stock. On those dates, $264 and $1,144 of the Notes were converted into 28,200 and 122,300 shares of our common stock.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on March 23, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

•	Our Current Reports on Form 8-K that were filed on February 9, 2007, February 16, 2007, February 26, 2007, March 20, 2007, March 26, 2007, April 2, 2007, April 5, 2007, May 11, 2007, June 20, 2007, June 28, 2007, July 12, 2007, July 24, 2007, August 16, 2007, September 10, 2007, September 24, 2007, October 16, 2007 and November 13, 2007; and

•	Our Proxy Statement on Schedule 14A, filed with the SEC on August 21, 2007.
All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement and subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents.
Any statements made in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Requests for documents should be directed to Investor Relations, The Allied Defense Group, Inc., 8000 Towers Crescent Drive, Suite 260, Vienna, Virginia 22182, telephone number (703) 847-5268. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in this document.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Other Expenses of Issuance and Distribution
The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee.

Amount
SEC Registration	$1
Legal fees and expenses	$20
Miscellaneous fees and expenses	$25

Total	$46

Indemnification of Directors and Officers
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.
We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the Company regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.
The Amended and Restated Registration Rights Agreement between the company and the selling stockholders provides for indemnification by the selling stockholders of us and our officers and directors for certain liabilities arising under the Securities Act of 1933.
Recent Sales of Unregistered Securities.
          Since January 1, 2003, we issued and sold the following unregistered securities:
1.	In May, 2004, we issued warrants for 4,000 shares of our common stock in connection with obtaining a senior loan facility from Wilton Funding, LLC. In November, 2005, in connection with a draw on this loan facility, we issued warrants for an additional 24,000 shares of its common stock. We issued these securities in reliance upon Section 4(2) of the Securities Act and the rules promulgated thereunder, as the transaction was with a single institutional accredited investor not involving a public offering.

2.	On November 16, 2005, we issued 118,072 shares of our common stock as a part of the purchase price payable for all of the issued and outstanding common stock of Global Microwave Systems, Inc. (GMS”). The shares were issued to Sam Nasiri, the former owner of the GMS stock. We issued these securities in reliance upon Section 4(2) of the Securities Act and the rules promulgated thereunder, as the transaction was with a single investor not involving a public offering.

3.	On March 9, 2006, we issued and sold an aggregate $30,000 of convertible notes and warrants to purchase common stock to Kings Road Investments, Ltd., Portside Growth & Opportunity Fund, Castlerigg Master Investments Ltd. and LB I Group Inc. We issued these securities in reliance upon Section 4(2) of the Securities Act and the rules promulgated thereunder, as the transaction was with four institutional accredited investors not involving a public offering.

4.	On March 9, 2006, we issued warrants for 226,800 shares of our common stock to the purchasers of the convertible notes and warrants for 40,824 shares of our common stock to its financial advisor. The warrants were issued to Cowan & Company in partial compensation for such entity’s services in connection with the 2006 Financing. We issued these securities in reliance upon Section 4(2) of the Securities Act and the rules promulgated thereunder, as the transaction was with a single accredited investor not involving a public offering.

5.	On December 14, 2006, we issued 400,000 shares of our common stock in the 2006 Private Offering. The shares were purchased at $16.71 per share by:

Pirate Capital LLC	—	261,261 shares
Wynnefield Management LLC	—	64,000 shares
LB I Group Inc.	—	41,739 shares
Halcyon/slifka Offshore Management	—	33,000 shares

We issued these securities in reliance upon Section 4(2) of the Securities Act and the rules promulgated thereunder, as the transaction was with four institutional accredited investors not involving a public offering. At December 14, 2006, we committed to use our best efforts to attempt to register these shares within 45 days of the date of issuance. We have been unable to register these shares to date but intends to register these shares once this registration statement becomes effective. We are not subject to registration delay penalties for not registering these shares within 45 days of the date of issuance.
On June 26, 2007, we issued 1,288,000 shares of common stock as part of the our exchange transaction. These shares are not registered in the Securities and Exchange Commission and were issued pursuant to an exemption from registration set forth in Section 3(a)(9) of the Securities Act of 1933 . The shares, along with the new senior secured convertible notes in the principal amount of $27,204, were exchanged for the senior subordinated convertible notes in the principal amount of $30,000 and $1,204 of unpaid and accrued interest and penalties. In addition, we issued $15,376 of additional senior secured convertible notes pursuant to an exemption set forth in Section 4(2) of the Securities Act of 1933.
On October 2, 2007 and on October 10, 2007, we issued 28,200 and 122,300 shares of our common stock upon conversion of a portion of the Notes. These shares were issued pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act of 1933.
Exhibits and Financial Statement Schedules
The exhibits are as set forth in the Exhibit Index.
Undertakings
The undersigned registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia on the 29th day of November, 2007.

The Allied Defense Group, Inc.
By:	/s/ John J. Marcello.
John J. Marcello
Chief Executive Officer and President

Date: November 29, 2007
          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia on the 29th day of November, 2007.

	By:	/s/ Deborah F. Ricci Deborah F. Ricci, Chief Financial Officer, Treasurer and Principal Accounting Officer

Date: November 29, 2007

**********

/s/ Ronald H. Griffith

Ronald H. Griffith, Director

Date: November 29, 2007

/s/ Gilbert F. Decker

Gilbert F. Decker, Director

Date: November 29, 2007

/s/ John G. Meyer, Jr.

John G. Meyer, Jr., Director

Date: November 29, 2007

/s/ J.H. Binford Peay, III

J.H Binford Peay, III, Director

Date: November 29, 2007

Charles S. Ream, Director

Date: November 29, 2007

/s/ John J. Marcello

John J. Marcello, Director

Date: November 29, 2007

/s/ Thomas R. Hudson, Jr.

Thomas R. Hudson, Jr. , Director

Date: November 29, 2007

/s/ Frederick G. Wasserman

Frederick G. Wasserman, Director

Date: November 29, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

3.1	Certificate of Incorporation, as amended (Incorporated by reference from Form 10-Q filed in August 2002).

3.2	Amended and restated By-Laws (Incorporated by reference from Form 10-Q filed in August 2004).

4.1	Rights Agreement between Allied and Mellon Investor Services, LLC (Incorporated by reference from Form 8-K filed in June 2001).

4.2	First Amendment To Rights Agreement, dated as of June 15, 2006 (incorporated by reference from Form 8-A/A filed on June 21, 2006).

4.3	Second Amendment To Rights Agreement, dated as of November 30, 2006 (incorporated by reference from Form 8-K filed on December 7, 2006).

5	Opinion of Baxter, Baker, Sidle, Conn & Jones, P.A.(a)

10.1	Employment Agreement between Allied and John J. Marcello (Incorporated by reference from Form 10-Q filed in August 2005).

10.2	Employment Agreement between Allied and Deborah F. Ricci (Incorporated by reference from Form 10-Q filed in May 2007).

10.3	Employment Agreement between Allied and Monte L. Pickens (Incorporated by reference from Form 8-K filed in April 2003).

10.4	Employment Agreement letter amendment between Allied and Monte L. Pickens (Incorporated by reference from Form 10-Q filed in August 2004).

10.5	Employment Agreement between Allied and Wayne F. C. Hosking, Jr. (Incorporated by reference from Form 8-K filed in April 2004).

10.6	2001 Equity Incentive Plan, as amended (Incorporated by reference from Proxy Statements filed in April 2001, April 2002 and May 2005).

10.7	8% Convertible Debenture, Series A and related documents (Incorporated by reference from Form 8-K filed in July 2002).

10.8	Credit Agreement for MECAR S.A. (Incorporated by reference from Form 10-Q filed in August 2002).

10.9	Award/Contract dated as of March 1, 2002, by and between MECAR S.A. and U.S. Government (Incorporated by reference from Form 10-Q filed in August 2002).

10.10	Employee Stock Purchase Plan, as amended (Incorporated by reference from Form 10-Q filed in November 2002).

10.11	Lease Agreement, as amended (Incorporated by reference from Form 10-Q filed in November 2002).

10.12	Amendment to Lease Agreement

10.13	Form of Indemnity Agreement for Directors and Executive Officers (Incorporated by reference from Form 10-Q filed in November 2002).

10.14	International Distribution Agreement (Incorporated by reference from Form 10-Q filed in November 2002).

10.15	Deferred Compensation Plan for Non-Employee Directors (Incorporated by reference from Form 10-Q filed in August 2004).

10.16	Loan and Security Agreement among Wilton Funding, LLC and Allied and certain of its subsidiaries (Incorporated by reference from Form 8-K filed in June 2004)

10.17	Amendment to Loan and Security Agreement among Wilton Funding, LLC and Allied and certain of its subsidiaries (Incorporated by reference from Form 10-K/A filed in March 2005)

10.18	Stock Option Agreement-Employee Form (Incorporated by reference from Form 10-Q filed in November 2004)

10.19	Director’s Stock Option Agreement-Director Form (Incorporated by reference from Form 10-Q filed in November 2004)

10.20	Summary of Annual Compensation of Board Members

10.21	Restricted Stock Agreement (Incorporated by reference from Form 10-Q filed in May 2005)

10.22	7.5% Senior Subordinated Convertible Notes and related documents (Incorporated by reference from 8-K filed in March 2006).

10.23	Purchase Agreement, dated as of December 12, 2006, between The Allied Defense Group, Inc. and the buyers named therein (Incorporated by reference from Form 8-K filed December 13, 2006).

10.24	Amended and Restated Securities Purchase Agreement, dated as of June 19, 2007, between The Allied Defense Group, Inc. and the Purchasers (Incorporated by reference from Form 8-K filed June 20, 2007).

10.25	Form of Notes (Incorporated by reference from Form 8-K filed June 20, 2007).

10.26	Form of Amended and Restated Registration Rights Agreement (June 20, 2007).

10.27	MECAR Certificate dated July 11, 2007 (Incorporated by reference from Form 8-K filed July 12, 2007).

10.28	Stock Purchase Agreement, dated as of September 6, 2007 between Ving Holdings (Belgium) BVBA in incorporation (“in oprichting”), as purchaser and ARC Europe SA, as seller (Incorporated by reference from Form 8- K filed September 10, 2007).

10.29	Consolidated EBITDA Schedule (Incorporated by reference from Form 10-Q filed in November 2007)

23	Consent of Independent Registered Public Accounting Firm (a)

23.1	Consent of Independent Registered Public Accounting Firm (a)

24	Power of Attorney — See signature page of Registration Statement (a).

(a)	Filed herewith